Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

Response to Question 7

November 1, 2021

Merrill Lynch International - Response to Question 7 of Form SBSE-A Briefly describe the applicant's business:

Merrill Lynch International ("MLI"), a subsidiary of Bank of America Corporation, provides a wide range of financial services to international clients in Europe, the Middle East and Africa, Asia Pacific and the Americas. MLI is headquartered and operates in the United Kingdom, with branches in Qatar and Dubai, and representative offices in Zurich. MLI is authorized by the Prudential Regulation Authority ("PRA") and is regulated by the Financial Conduct Authority and the PRA. MLI's business activities include broker and dealer activities in equities and fixed income, currency, and commodities financial instruments; investment banking advisory and underwriting services; post trade related services; and equity and fixed income research.